UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K/A

ANNUAL REPORT
ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

American Homeowner Preservation 2015A+, LLC
(Exact name of registrant as specified in its charter)

Commission File No. 24R-00035

Delaware	38-3989694
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

440 S. La Salle Street, Suite 1110
Chicago, IL	60605
(Address of principal executive offices)	(Zip Code)

800-555-1055
Registrant’s telephone number, including area code

Class A Interests
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

American Homeowner Preservation 2015A+, LLC, a limited liability company organized under the laws of the State of Delaware (the “Company”), is filing this Form 1-K/A to amend its Annual Report on Form 1-K previously filed on May 1, 2018 (the “Original Annual Report”) solely for the purpose of correcting a typo in Item 7 (Financial Statements), Note F (Related Party Transactions) of the Original Annual Report. Note F to the Financial Statements included in Item 7 of the Original Annual Report has been revised to reflect that the Company will pay its Managing Member, American Homeowner Preservation, LLC, a monthly (not annual) management fee of $60 per active asset of the Company.

Except as specifically described above, the Original Annual Report is not otherwise amended or modified in any respect.  This Form 1-K/A should be read together with the Original Annual Report.

Item 7.          Financial Statements

REPORT OF INDEPENDENT AUDITORS AND
FINANCIAL STATEMENTS
AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
FOR THE YEAR ENDED
DECEMBER 31, 2017

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1-2

FINANCIAL STATEMENTS
Statement of Financial Condition	3
Condensed Schedule of Investments	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-15

9605 S. Kingston Ct. Suite 200 Englewood, CO 80112 303-721-6131 www.richeymay.com Assurance | Tax | Advisory

INDEPENDENT AUDITORS' REPORT

To the Members of American Homeowner Preservation 2015A+, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of American Homeowner Preservation 2015A+, LLC (the “Company”), which comprise the statement of financial condition, including the condensed schedule of investments, as of December 31, 2017, and the related statements of operations, changes in members’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Homeowner Preservation 2015A+, LLC as of December 31, 2017, and the results of its operations, changes in its members’ equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Englewood, Colorado
April 17, 2018

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2017
ASSETS
Investments at fair value (cost of $24,540,244)	$24,540,244
Due from broker	454,253
Real estated owned	193,507
Due from related parties	163,925
Cash and cash equivalents	111,637
Deferred offering costs	85,758
Other assets	3,750
Accounts receivable	606
TOTAL ASSETS	$25,553,680

LIABILITIES AND MEMBERS' EQUITY
Promissory note payable	$7,000,000
Accounts payable	374,362
Total liabilities	7,374,362

Members' equity
Class M Units, unlimited authorized, no par, 10,000 units
issued and outstanding at December 31, 2017	10,000
Class A Units, unlimited authorized, no par, 16,743,565 units
issued and outstanding at December 31, 2017	16,743,565
Accumulated profit - attributed to Class M Units	-
Accumulated profit - attributed to Class A Units	1,425,753
Total members' equity	18,179,318

TOTAL LIABILITIES AND MEMBERS' EQUITY	$25,553,680

The accompanying notes are an integral part of these financial statements.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
CONDENSED SCHEDULE OF INVESTMENTS

Investments at fair value		December 31, 2017
	Percentage of
	Members' Equity	Fair Value
Non-performing mortgage loans:
United States of America
Carrington Capital Management, LLC	61.23%	$11,131,076
3 Star Properties, LLC	15.04	2,733,416
American Homeowner Preservation, LLC	11.12	2,021,715
Angelo, Gordon & Co.	8.36	1,519,789
Other	25.19	4,578,668
Acquisition costs	14.76	2,683,439
Principal payments collected	(0.70)	(127,859)
Total investments at fair value (cost of $24,540,244)	135.00%	$24,540,244

The accompanying notes are an integral part of these financial statements.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
STATEMENT OF OPERATIONS

Year Ended December 31, 2017
INVESTMENT INCOME
Interest income	$107,798
Lease and rental income	10,007
Other income	409,373
Total investment income	527,178

EXPENSES
Marketing and promotion expense	197,235
Professional fees	138,259
Management fees	123,215
Brokerage fees	73,219
Legal expenses	68,378
Loan servicing fees	39,892
Interest expense	24,403
Other expenses	40,985
Total expenses	705,586

NET INVESTMENT LOSS	(178,408)

REALIZED AND UNREALIZED GAIN ON INVESTMENTS
Net realized gain on investments	1,604,161
Net change in unrealized appreciation or depreciation on investments	-
NET GAIN ON INVESTMENTS	1,604,161

NET INCOME	$1,425,753

The accompanying notes are an integral part of these financial statements.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

		Year Ended December 31, 2017

	Class A	Class M
	Units	Units	Total

Balance, December 31, 2016	$2,162,453	$10,000	$2,172,453

Issuance of Units	15,958,232	-	15,958,232

Distribution of Units	(1,377,120)	-	(1,377,120)

Pro-rata allocation of net income (Note F)	1,425,753	-	1,425,753

Balance, December 31, 2017	$18,169,318	$10,000	$18,179,318

Weighted Average Units Outstanding
-Basic and Diluted	16,743,565	10,000	16,753,565
Net Income per Unit
-Basic and Diluted	$0.09	$-	$0.09

The accompanying notes are an integral part of these financial statements.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,425,753
Adjustments to reconcile net income to net cash used in
operating activities:
Net realized gain on investments	(1,604,161)
Purchases of investments	(23,308,610)
Proceeds from sales of investments	4,901,430
Changes in operating assets and liabilities:
Due from broker	(444,253)
Real estated owned	(193,507)
Due from related parties	(163,925)
Other assets	(3,750)
Accounts receivable	(163)
Accounts payable	337,514
Due to related party	(1,455,675)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(20,509,347)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Units	15,958,232
Distribution of Units	(1,377,120)
Proceeds from note payable	7,000,000
Payments for note payable	(999,221)
NET CASH PROVIDED BY FINANCING ACTIVITIES	20,581,891

NET INCREASE IN CASH AND CASH EQUIVALENTS	72,544

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	39,093

CASH AND CASH EQUIVALENTS, END OF YEAR	$111,637

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$24,403

The accompanying notes are an integral part of these financial statements.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
American Homeowner Preservation 2015A+, LLC (the “Company”), is a limited liability company organized on January 21, 2016 under the laws of Delaware. The Company is wholly owned by its parent company and Managing Member, American Homeowner Preservation Management, LLC (the “Managing Member”), a limited liability company organized under the laws of Delaware. AHP Capital Management LLC (the “Investment Adviser”), a company affiliated with management, shall provide investment advisory services to the Company pursuit to an agreement between the Investment Adviser and the Company.

The Company was formed to purchase non-performing mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments).

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in United States of America (“GAAP”) and are stated in U.S. dollars.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”), the Fund has determined that it is an investment company and has applied the guidance in accordance with ASC 946.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers cash equivalents to be short-term, highly liquid investments, such as money market funds that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value due to changes in interest rates, which generally includes only investments with original maturities of three months or less.

Revenue and Cost Recognition
The Company earns revenues by selling purchased mortgage loans and through interest earned from obligors on purchased mortgage loans held by the Company.  The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Expenses are recognized as incurred.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Net Earnings or Loss per Unit
Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture.  The Company presents basic and diluted net earnings or loss per unit.  Basic and diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the year. There are no dilutive or potentially dilutive instruments outstanding as of December 31, 2017.

Organizational Costs
In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering".  Deferred Offering Costs consist principally of legal fees incurred in connection with the Proposed Offering discussed in Note G.  Prior to the completion of the Proposed Offering, these costs are capitalized as deferred offering costs on the statement of financial condition. The deferred offering costs will be charged to members’ equity upon the completion of the Proposed Offering or to expense if the Proposed Offering is not completed.

Income Taxes
The Company is a limited liability company.  Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members.  Therefore, no provision for income tax has been recorded in the statements.  Income from the Company is reported and taxed to the members on their individual tax returns.

The Company accounts for income taxes under FASB ASC 740, Income Taxes. FASB ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. FASB ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.  FASB ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Real Estate Owned
Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. At the time of foreclosure, the property is recorded at the acquisition price.  Improvements made to real estate owned property are capitalized.  The maintenance of the real estate owned, including expenses associated with the property's disposition, is expensed as incurred.  The Fund actively works to sell the acquired real estate, and gains or losses on these dispositions are recorded as realized gains or losses.

B.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.  The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon the market data obtained from independent sources (observable inputs).  In accordance with ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs other than the quoted market prices in active markets that are both observable either directly or indirectly.

Level 3 Inputs – Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

ASC 820 requires the use of observable market data, when available, in making fair value measurements.  When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date.  Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or had such items been liquidated, and those differences could be material to the financial statements.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
NOTES TO FINANCIAL STATEMENTS

B.	FAIR VALUE MEASUREMENTS – CONTINUED

The Company has adopted the guidance issued in ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which removes the requirement to categorize within the fair value hierarchy all investments measured using the net asset value per share practical expedient and related disclosures. The Company adopted the guidance retrospectively, which removes investments measured using the net asset value per share practical expedient from the fair value hierarchy in all periods presented. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

The following is a description of the valuation methodologies used by the Company for assets measured at fair value.

Valuation of Non-Performing Mortgage Loans
After purchasing a loan, the Company intends to reach out to the obligor on the mortgage loan to achieve a speedy resolution that is acceptable to both the obligor and the Company through one or more of the following resolutions:  A)  The obligor is able to refinance the mortgage loan and continue to reside in the underlying real estate; B)  Without refinancing, the Company accepts a discounted lump sum to sell the mortgage loan and the obligor continues to reside in the underlying real estate; C)  The Company will modify the terms of the mortgage loan and the obligor continues to reside in the underlying real estate; D) Where the obligor cannot afford to stay in the real estate, the Company will take ownership of the underlying real estate, either on a consensual basis or through repossession by foreclosure, and sell it to another party. The Company’s management has broad discretion with respect to the specific application of the net proceeds of its proposed offering (as described in Note G), although substantially all of the net proceeds of the proposed offering are intended to be generally applied toward these business purposes. There is no assurance that the company will be able to successfully affect the proposed offering.

At December 31, 2017, the Company had investments in non-performing mortgage loans totaling $24,540,244, which includes $127,859 of principal payments collected and $2,683,439 of acquisition costs, measured using net asset value as a practical expedient, which are not categorized in the fair value hierarchy.

The Company has established valuation processes and policies for its investments to ensure that the methods used are fair and consistent in accordance with ASC 820. The Value of Assets Remaining is primarily the value assigned to the remaining assets as of the time they were purchased, in some cases written down (but not up). The Investment Adviser uses a proprietary pricing tool to evaluate loan purchases. The proprietary pricing tool takes into account factors that include, but are not limited to, the estimated value of the real estate securing each loan and the history of loan payments. The Company reevaluates the value of its assets periodically.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
NOTES TO FINANCIAL STATEMENTS

C.	DUE FROM BROKER

The Company executes securities transactions and enters into security positions through certain securities brokers.  The Company is subject to counterparty risk to the extent that a broker with whom it conducts business may be unable to fulfill contractual obligations on the Company’s behalf.  The General Partner monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.  At December 31, 2017, the cash deposit amounts due from broker totaled $454,253.

D.	PROMISSORY NOTE PAYABLE

The Company executed a secured promissory note dated December 29, 2017 with Keystone National Group, LLC. The interest is assessed on a fixed rate basis, at rate of 12% per annum. The Note is collateralized by various non-performing mortgage loans and other assets of the Company. At December 31, 2017, the amount due to Keystone National Group, LLC is $7,000,000.  The Note matures on December 29, 2019.

E.	CREDIT RISK

The Company is subject to credit risk to the extent that the banks and brokers the Company conducts business with are unable to fulfill their contractual obligations and the amounts exceed those insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.  Management of the Company monitors these counterparties and does not expect any losses.

F.	RELATED PARTY TRANSACTIONS

The Company will bear a monthly management fee equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month, plus a monthly fee equal to $60 for each active asset of the company. Such management fee shall be paid to the Managing Member no later than the fifteenth (15th) day of the following month. The Managing Member shall be responsible for the compensation of the Investment Adviser.  The Company will also bear fees, costs, and expenses as reasonably determined by the Managing Member.

American Homeowner Preservation, LLC, or “AHP,” is an affiliate of the Company. The Managing Member of the Company is also the Managing Member of AHP, and the Investment Manager of the Company is also the Investment Manager of AHP. During the year, the Company had two outstanding loans payable to AHP. AHP loaned money to the Company as needed with no interest and no specific timeframe to be paid back. As of December 31, 2017, the Company has no outstanding loans payable to AHP.

Due from related parties represents amounts receivable to the Company for payments made on behalf of related companies under common management that enter into similar transactions with the same counterparty.  In the event related companies are unable to fulfill their obligations with the counterparty, the Company may be required to perform to the extent the related companies have outstanding obligations.   As of December 31, 2017, due from related parties balance totaled $163,925.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
NOTES TO FINANCIAL STATEMENTS

F.	RELATED PARTY TRANSACTIONS - CONTINUED

The Managing Member made a capital contribution of $10,000 to the Company in exchange for its Class M Interest, consisting of 10,000 Class M Units.

Certain members are affiliated with the Managing Member. The aggregate value of the affiliated members’ share of members’ equity at December 31, 2017 is $20,591, consisting of 20,591 Class A Units.

G.	MEMBERS’ EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The Company allows for accredited and non-accredited investors. The Securities and Exchange Commission (SEC) has specific requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering. The Interests in the Company are divided into two classes of interest: “Class A Interests” (or “Class A Units”) and “Class M Interests” (or "Class M Units”). All of the Class M Interests shall be owned by the Managing Member, as defined in Note E. The Class A Interests shall be owned by members whose subscriptions are accepted by the Managing Member to own Class A Interests, which may include the Managing Member and/or its affiliates.

Members owning a Class A Interest are referred to as “Class A Members” and members owning a Class M Interest are referred to as “Class M Members.” The Class A Interest of a Class A Member shall be equal to a fraction, the numerator of which is such Class A Member’s Capital Contribution to the Company and the denominator of which is the aggregate of all Capital Contributions made to the Company.

The Managing Member shall manage and conduct the business and affairs of the Company, in accordance with the operating agreement. No other member shall participate in the management of the Company.  Therefore, Class A Members have no voting rights.  The Managing Member is under no obligation to fund Company cash flow deficits, incur the obligations, debts, or liabilities of the Company, or otherwise provide direct or indirect financial assistance to the Company.

Each Class A Member shall make a Capital Contribution to the Company in an amount determined by the Managing Member. The Managing Member has made a Capital Contribution of $10,000 to the Company in exchange for its Class M Interest, as described in Note E.  The number of interests and capital accounts in the Company are unlimited; however, the Company is limited to no more than $50,000,000 in capital contributions during any period of twelve month period.

All distributions made by the Company, including but not limited to distributions in liquidation, are to be made in the following order of priority:  A)  First, the Company is to distribute to each Class A Member an amount equal to the Class A Preferred Return as defined below;  B)  Second, the Company is to distribute to each Class A Member an amount equal to such Class A Member’s Unreturned Investment as defined below; and C):  Third, the Company is to distribute the balance to the Class M Members.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
NOTES TO FINANCIAL STATEMENTS

G.	MEMBERS’ EQUITY - CONTINUED

For the purposes of the foregoing paragraph, the following definitions apply:

·
Class A Preferred Return:  An amount such that, as of the date of any distribution, such Class A Member has received a compounded return of 12% with respect to such Class A Member’s Unreturned Investment since the date of such Class A Member’s capital contribution.

·	Unreturned Investment: Class A Member’s capital contribution, reduced by previous distributions made to such Class A Member.

The Managing Member must try to return all of the money invested by each Class A Member no later than the fifth (5th) anniversary following the investment. If the Company doesn’t have enough money, Class A Members might receive a return of their investment later than five years, or not at all. If the Company is profitable, its intention is that investors will receive a return of their investment sooner than five years.

Likewise, the Company’s profits and losses are allocated 100% to Class A Interests outstanding on a pro rata basis until a 12% compounded return on all Class A Interests’ Unreturned Investment is achieved.  All profits and losses thereafter are allocated to Class M Interests outstanding on a pro rata basis. For the year ended December 31, 2017, the Company’s net income was allocated 100% to the Class A Interests.

H.	PROPOSED OFFERING

The Proposed Offering calls for the Company to offer for sale under Regulation A up to $50,000,000 of its Class A Interests.  This offering is finalized and qualified by the Securities and Exchange Commission (SEC) and is not subject to changes.

I.	MANAGEMENT INDEMNIFICATIONS

The Operating Agreement provides general indemnifications to the Managing Member and its respective affiliates, and employees when acting in good faith on behalf of the Company.  The Managing Member is unable to estimate any potential future payment amounts and expects the risk of any such loss to be remote, accordingly no accrual has been made for a liability as of December 31, 2017.

AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC
NOTES TO FINANCIAL STATEMENTS

J.	FINANCIAL HIGHLIGHTS

The financial highlights presented are for year ended December 31, 2017:

Class A Members
Total Return:	40.46%

Ratios to average Class A Member’s equity:
Total expenses	8.52%

Net investment loss	(2.15)%

The financial highlights presented are for the Company’s Class A Members as whole. Due to the timing of equity contributions and distributions, an individual Class A Member’s returns may vary. The net investment loss ratio excludes realized and unrealized gains.

K.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 17, 2018, the date the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Homeowner Preservation 2015A+, LLC By: American Homeowner Preservation Management, LLC, as Manager

By:	/s/ DeAnn O’Donovan
DeAnn O’Donovan, President & CEO

Date: June 13, 2018